                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                      For the year ended December 31, 2001

                              MILLIPORE CORPORATION
          (Name of issuer of the securities held Pursuant to the Plan)

                                  80 Ashby Road
                          Bedford, Massachusetts 01730
                   (Address of the principal executive office
                                 of the issuer)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                                   MILLIPORE CORPORATION
                                                   EMPLOYEES' PARTICIPATION
                                                   AND SAVINGS PLAN




                                                   BY:/s/Jeffrey Rudin
                                                   Jeffrey Rudin
                                                   Committee for Administration
                                                   of the Millipore Corporation
                                                   Employees' Participation and
                                                   Savings Plan



Date:      June 20, 2002

                              MILLIPORE CORPORATION
                    EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                      For the Year Ended December 31, 2001

                 MILLIPORE CORPORATION EMPLOYEES' PARTICIPATION
                                AND SAVINGS PLAN

           Index to Financial Statements and Supplemental Schedules *




Financial Statements                                           Page(s)

Report of Independent Accountants                                 4


Statements of Assets Available for Plan Benefits
as of December 31, 2001 and 2000                                  5


Statement of Changes in Assets Available for Plan
Benefits for the year ended December 31, 2001                     6


Notes to Financial Statements                                     7 - 12


Schedule of Assets Held for Investment Purposes
as of December 31, 2001                                           13

* Certain supplemental schedules have been omitted as they are either not required or because the required information has been included elsewhere in the financial statements.

                        Report of Independent Accountants

To the Participants and Administrator of the Millipore Corporation Employees' Participation and
Savings Plan

In our opinion, the accompanying statements of assets available for plan benefits and the related statement of changes in assets available for plan benefits present fairly, in all material respects, the assets available for plan benefits of Millipore Corporation Employees' Participation and Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 as amended ("ERISA"). This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held that accompanies the Plan's financial statements does not disclose the historical cost of non-participant directed Plan investments. This information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

Boston, Massachusetts
June 7, 2002

                              MILLIPORE CORPORATION
                    EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
                STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                             December 31,

                                                                   2001                        2000
                                                             ------------------         -------------------
Assets

Investments, at fair value                                       $ 154,935,939               $ 177,251,294
Investment in guaranteed insurance contract, at
   contract value                                                            -                     305,570
                                                             ------------------         -------------------
Total investments                                                  154,935,939                 177,556,864

Contributions receivable:
   Participation account                                             4,438,209                   5,615,169
                                                             ------------------         -------------------

Assets available for plan benefits                                $159,374,148                $183,172,033
                                                             ==================         ===================




    The accompanying notes are an integral part of the financial statements.

                              MILLIPORE CORPORATION
                    EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
           STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
                      For the year ended December 31, 2001

Investment loss:

     Dividends on Millipore common stock                      $     97,359

     Dividends and interest                                      1,483,752

     Net depreciation in fair value of investments             (14,788,769)
                                                            ----------------

Total investment loss                                          (13,207,658)

Contributions:

     Employer contributions:

      Participation account                                     4,438,209

      Savings account                                           1,692,139

     Employee savings account contributions                      7,169,719
                                                            ----------------

Total contributions                                             13,300,067

Benefit payments                                                (8,710,200)

Assets transferred to Mykrolis Plan (Note G)                   (15,183,430)

Other expense                                                        3,336
                                                            ----------------

Net decrease                                                   (23,797,885)

Assets available for plan benefits at January 1                183,172,033
                                                            ----------------

Assets available for plan benefits at December 31             $159,374,148
                                                            ================












    The accompanying notes are an integral part of the financial statements.

                              MILLIPORE CORPORATION
                    EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                          Notes to Financial Statements

A.       Description of the Plan

         General

         The following description of the Millipore Corporation Employees' Participation and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution profit sharing plan subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA) and was most recently amended and restated effective January 1, 1997.

         The Plan includes a profit sharing feature (the "Participation Account"), which covers U.S. and Puerto Rico employees who have at least two years of continuous service with Millipore Corporation (the "Company"), and a savings feature (the "Savings Account"), which covers only U.S. employees. Eligible employees can contribute to the Savings Account upon service commencement date, and the Company match will begin after one year of continuous service.

         T. Rowe Price Retirement Plan Service, Inc. serves as recordkeeper of the Plan. T. Rowe Price Trust Company serves as co-trustee and custodian of the Plan.

         Funding Policy

         Under the Participation Account, the Company makes discretionary contributions to the Plan of a percentage of the Company's profits as designated by the Company's Board of Directors. Contributions, plan earnings, and an allocation of administrative expenses are allocated to participants' accounts based on participants' compensation during the year for which the contribution is made and are invested in the Millipore Asset Allocation Fund.

         Under the Savings Account, participants may elect to contribute amounts ranging from 1% to 16% of their eligible compensation on a pre-tax basis subject to certain limitations. All participants with 10 or more years of service receive a Company match of 50% of their contribution up to 6% of their eligible compensation. Participants with less than 10 years of service receive a Company match of 25% of their contribution up to 6% of their eligible compensation.

         Each Participant's Account is credited with the participant's contribution, allocations of the Company's contribution, plan earnings and charged with an allocation of administrative expenses to the extent these expenses are not borne by the Company. Participants are permitted to invest in one or more of the investment vehicles offered, pursuant to the provisions of the Plan.

                              MILLIPORE CORPORATION
                    EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                          Notes to Financial Statements

A.       Description of the Plan - (continued)

         Vesting

         All participants are fully vested in their accounts at all times.

         Investment Options

         A participant may direct contributions under the Savings Account into any of the following investment options:

              T. Rowe Price Blue Chip Growth Fund
              T. Rowe Price Equity Index Trust
              T. Rowe Price Summit Cash Reserves Fund
              T. Rowe Price Balanced Fund
              Deutsche International Equity Fund
              Van Kampen Emerging Growth Fund, Class A
              Robertson Stephens (RS) Emerging Growth Fund
              Pimco Total Return Fund
              Millipore Common Stock

         In addition to the above funds, there were investments from a plan acquired through a prior acquisition by the Company, which consisted of Deposit Fund accounts held at Pan American Life Insurance Company. Employees could not direct contributions to these Deposit Fund accounts. The Deposit Fund accounts held guaranteed insurance contracts, which matured during 2001. Upon maturity, participants directed such funds into the investment options mentioned above.

         Non-participant directed investments (Participation Account) are invested in the Millipore Asset Allocation Fund, which is comprised of the following Grantham, Mayo, Van Otterloo Co., LLC ("GMO") mutual funds:

              GMO US Core Fund III
              GMO Domestic Bond Fund III
              GMO Small Cap Value Fund III

         Participant Loans

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (1) the amount of their total account (excluding the Participation Account), (2) the greater of $10,000 or one-half of their total account (excluding the Participation Account); or (3) $50,000 reduced by the excess (if any) of (a) the highest outstanding balance of loans from the Plan during the 1-year period ending on the day before the date on which such loan was made, over (b) the outstanding balance of loans from the Plan on the date on which such loan was made. Loan terms range from 1 to 5 years. Loan interest rates are updated monthly. As of December 31, 2001, interest rates on participant loans ranged from 5.5% to 9.5%. The entire amount of the participant's account serves as collateral for the loan.

                              MILLIPORE CORPORATION
                    EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                          Notes to Financial Statements

A.       Description of the Plan - (continued)

         Payment of Benefits

         Participants who are 59 1/2 years or older may, at any time, withdraw amounts contributed to the Plan by, or on behalf of them, including income earned. In the event of a participant's death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned, will be distributed in accordance with the provisions of the Plan. Participants may request a withdrawal from their savings account for certain hardships including medical expenses, expenses to purchase a principal residence, or tuition expense for the next 12 months of post secondary education for the participant, their spouse, children or dependents. The Committee for the Administration of the Employee Participation and Savings Plan of Millipore Corporation determines the existence of a hardship. Participation Account contributions and income earned may be transferred to the Retirement Plan for distribution in accordance with its provisions, upon meeting certain requirements as outlined in the Plan document.

         Administrative Expenses

         Substantially all Plan administration expenses are paid by the Company. The plan administrator is the Company.

B.       Summary of Significant Accounting Policies

         Basis of Accounting

         The Plan's financial statements are prepared under the accrual basis of accounting.

         Investment Valuation

         Investments in the money market fund are valued at cost, which approximates fair market value. Investments in mutual funds are valued at their net asset value, representing the value of which shares of the fund may be purchased or redeemed. Common stocks are valued at the last reported sales price on the last business day of the year. Participant loans are valued at principal plus accrued interest, which approximates fair value. The investment in guaranteed insurance contracts is valued at contract value, which approximates fair value.

         Purchases and sales of investments are recorded on a trade date basis.

         Net appreciation (depreciation) on fair value of investments includes realized gains and losses and unrealized appreciation (depreciation) on investments. In determining the net gain or loss on investments, cost is determined on the average cost basis.

                              MILLIPORE CORPORATION
                    EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                          Notes to Financial Statements

B.       Summary of Significant Accounting Policies - (continued)

         Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires the Trustees to make significant estimates and assumptions that affect the reported amounts of assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

         Risks and Uncertainties

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, money market funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, and a level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, the amounts reported in the statement of assets available for plan benefits, and the statement of changes in assets available for plan benefits.

         Investment Income

         Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

         Contributions

         Contributions from the Company under the Participation Account are accrued and paid annually based upon a determination by the Board of Directors of the Company in accordance with the provisions of the Plan.

         Payment of Benefits

         Benefits payments are recorded when paid.

         Related Party Transactions

         Certain plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

         The Plan invests in common stock of Millipore Corporation, the employer, and transactions in this common stock are party-in-interest transactions.

         Reclassifications

         Certain prior year information in the financial statements has been reclassified to the current year presentation.

                              MILLIPORE CORPORATION
                    EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                          Notes to Financial Statements

C.       Investments

         The following table presents the fair value of the Plan's investments as of December 31:

                                                                            2001              2000
                                                                            ----              ----
         T. Rowe Price Blue Chip Growth Fund                           $ 10,453,405*     $ 13,788,486*
         T. Rowe Price Equity Index Trust                                12,114,253*       15,807,551*
         T. Rowe Price Summit Cash Reserves Fund                         11,664,469*       11,079,136*
         T. Rowe Price Balanced Fund                                     12,058,496*       14,237,109*
         Van Kampen Emerging Growth Fund, Class A                        10,030,370*       17,168,159*
         Millipore Common Stock                                          10,962,756*       18,443,167*
         GMO US Core Fund III **                                         38,936,694*       35,665,628*
         GMO Domestic Bond Fund III **                                   28,338,070*       29,910,971*
         Participant Loans                                                2,744,216         3,666,552
         Investment in guaranteed insurance contracts                             -           305,570
         Other mutual funds                                              17,633,210        17,484,535
                                                                        -----------       -----------

         Total investments at fair value                              $ 154,935,939     $ 177,556,864
                                                                        ===========       ===========


         * Investments that represent 5% or more of the Plan's assets at the end of the year.
         ** Non-participant directed investments

         During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                  Mutual funds                                 $ (13,226,641)
                  Common stock                                    (1,562,128)
                                                               --------------
                  Net depreciation                             $ (14,788,769)
                                                               ==============

D.       Non-Participant Directed Investments

         Information about the assets and the significant components of the changes in assets relating to the non-participant directed investments, the Participation Account, is as follows:

                                                                                          December 31,
                                                                                   2001                   2000
                                                                           -------------------------------------------

                 Assets:
                      Mutual Funds                                              $75,207,124           $ 72,902,449
                      Contribution Receivable                                     4,438,209              5,615,169
                                                                              --------------        --------------
                                                                                $79,645,333            $78,517,618
                                                                              ==============        ==============

                                                                                Year Ended
                                                                               December 31,
                                                                                   2001
                                                                              --------------
                 Change in Assets:
                      Contributions                                             $ 4,438,209
                      Earnings                                                      474,768
                      Benefits paid to Participants                              (3,785,262)
                                                                              --------------
                            Change in assets                                    $ 1,127,715
                                                                              ==============

                              MILLIPORE CORPORATION
                    EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                          Notes to Financial Statements

E.       Plan Termination

         While the Company has not expressed any intent to discontinue its contribution to the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions to the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated Company or vote by the Company's Board of Directors to discontinue the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of their account.

F.       Tax Status

         No provision for income taxes has been included in the Plan's financial statements, as the Plan qualifies as a tax-exempt entity under section 401 of the Internal Revenue Code (IRC). The Internal Revenue Service has determined and informed the Company by a letter dated May 31, 2002, that the Plan is designed in accordance with applicable sections of the IRC. To the best of its knowledge, the plan administrator believes that the Plan is currently in compliance with its terms.

G.       Plan Transfer

         Effective April 1, 2001 employees of Mykrolis Corporation, a subsidiary of Millipore Corporation, were no longer eligible employees under the Millipore Corporation Employees' Participation and Savings Plan. All participants whose employment was transferred to Mykrolis Corporation ceased participation in the Plan as of April 1, 2001. The Savings Accounts of the Mykrolis Corporation employees and the promissory notes representing any outstanding loans to such employees were transferred to the Mykrolis Corporation Savings and Investment Plan.

                              MILLIPORE CORPORATION
                    EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

        Schedule H, line 4i: Schedule of Assets Held at December 31, 2001



        Security Description                                    Units/Maturity Date          Fair Value
        --------------------                                    -------------------          ----------
                                                                 and interest rate
                                                                 -----------------

     *  T. Rowe Price Blue Chip Growth Fund                            360,836             $ 10,453,405
     *  T. Rowe Price Equity Index Trust                               392,937               12,114,253
     *  T. Rowe Price Summit Cash Reserves Fund                     11,664,469               11,664,469
     *  T. Rowe Price Balanced Fund                                    689,451               12,058,496
        Deutsche International Equity Fund                             126,210                2,381,577
        Van Kampen Emerging Growth Fund, Class A                       237,013               10,030,370
        Robertson Stephens (RS) Emerging Growth Fund                   143,932                4,607,259
        Pimco Total Return Fund                                        259,275                2,712,014
     *  Millipore Common Stock                                         180,606               10,962,756
        GMO US Core Fund III**                                       2,958,933               38,936,694
        GMO Domestic Bond Fund III**                                 2,991,945               28,338,070
        GMO Small Cap Value Fund III**                                 552,912                7,932,360
        Participant Loans                                            2,744,216                2,744,216
                                                                                            -----------
     Total investments                                                                     $154,935,939
                                                                                            ===========

      * Denotes party-in-interest
     ** Denotes non-participant directed investment. Cost information, which is required, is not available.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.2-85698) of Millipore Corporation of our report dated June 7, 2002, relating to the financial statements of Millipore Corporation Employees' Participation and Savings Plan, which appears in this Form 11-K.



Boston, Massachusetts
June 20, 2002